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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Firepond, Inc.
(Name of Issuer)
Common Stock, $0.001 pare value per share
(Title of Class of Securities)
31822L104
(CUSIP Number)
FP Tech Holdings, LLC
270B N. Washington Ave.
Marshall, Texas 75670
(214) 438-0801
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS FP Tech Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		2,797,378[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,797,378[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,797,378 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.92%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC3
1 See Item 5.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008.
3 This code has been amended to better reflect the type of reporting person.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS Erich Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,133,941[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,133,941[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,133,941 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.88%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 2,797,378 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 336,563 shares are held by NMPP, Inc. TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“Plutus”) is the sole member of FP Tech, and Erich Spangenberg is the manager of Plutus. Through his position as manager of Plutus, the sole member of FP Tech, Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, Mr. Spangenberg may be deemed to have beneficial ownership of the 2,797,378 shares owned of record by FP Tech. Further, through his position as president, sole director and sole shareholder of NMPP, Inc., Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of common stock owned by NMPP, Inc., and Mr. Spangenberg may be deemed to have beneficial ownership of the 366,563 shares owned of record by NMPP, Inc.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS Acclaim Financial Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,797,378[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,797,378[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,797,378 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.92%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
1 The 2,797,378 shares are held by FP Tech Holdings, LLC (“FP Tech”). Acclaim Financial Group, LLC (“AFG”) is the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“Plutus”), the sole member of FP Tech. Through its membership interest in Plutus, AFG may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, AFG may be deemed to have beneficial ownership of the 2,797,378 shares owned of record by FP Tech.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS TechDev Holdings, LLC (f/k/a Plutus IP, LLC)[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,797,378[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,797,378[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,797,378 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.92%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
1 Plutus IP, LLC changed its name to TechDev Holdings, LLC effective April 18, 2008.
2 The 2,797,378 shares are held by FP Tech Holdings, LLC (“FP Tech”). TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“Plutus”) is the sole member of FP Tech. Through its membership interest in FP Tech, Plutus may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, Plutus may be deemed to have beneficial ownership of the 2,797,378 shares owned of record by FP Tech.
3 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS Audrey Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,797,378[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,797,378[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,797,378 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.92%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 The 2,797,378 shares are held by FP Tech Holdings, LLC (“FP Tech”). Audrey Spangenberg is the manager of FP Tech, and the managing member and 99% owner of Acclaim Financial Group, LLC (“AFG”), the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC), the entity which is the sole member of FP Tech. Through her position as manager of FP Tech and membership interest in AFG, Ms. Spangenberg may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, Ms. Spangenberg may be deemed to have beneficial ownership of the 2,797,378 shares owned of record by FP Tech.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS Christian Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,797,378[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,797,378[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,797,378 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.92%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 The 2,797,378 shares are held by FP Tech Holdings, LLC (“FP Tech”). Christian Spangenberg is the 1% owner of Acclaim Financial Group, LLC (“AFG”), the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“Plutus”). Plutus is the sole member of FP Tech. Through his position as owner of AFG, Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, Mr. Spangenberg may be deemed to have beneficial ownership of the 2,797,378 shares owned of record by FP Tech.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008.

CUSIP No.	31822L104

1	NAMES OF REPORTING PERSONS NMPP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		336,563[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		336,563[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,563 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 336,563 shares are held by NMPP, Inc.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of February 14, 2008, as reported in the Issuer’s Form 10-QSB for the period ended December 31, 2007, filed on February 15, 2008.

Item 1. Security and Issuer
          The Schedule 13D filed on January 11, 2008 (the “Schedule 13D”) by FP Tech Holdings, LLC, a Texas limited liability company (“FP Tech”), relating to the shares of common stock, $0.001 par value per share, of Firepond, Inc., a Delaware corporation (the “Issuer”), is hereby amended by this Amendment No. 2 to the Schedule 13D. The principal executive offices of the Issuer are located at 205 Newbury Street, Suite 205, Framingham, MA 01701.
Item 3. Source and Amount of Funds or other consideration
     Item 3 is hereby amended to add:
     Since the filing of Amendment No.1 to the Schedule 13D through April 23, 2008, all funds used to purchase the securities of the Issuer as set forth in Item 5(c), incorporated herein by reference, on behalf of the reporting persons have come from the assets controlled by such reporting persons and their affiliates.
Item 5. Interest in Securities of the Issuer
          This amendment is being filed to report the acquisition of certain securities by FP Tech. Item 5 of the Schedule 13D is hereby amended and restated as follows:
     (a) FP Tech owns 2,797,378 shares of common stock of the Issuer, representing 32.92% of the issued and outstanding shares of the common stock of the Issuer. The 2,797,378 shares include the following derivative securities: (i) 48,000 shares of common stock issuable upon conversion of senior secured convertible notes due January 2009, which were acquired from Robert Willard & Associates by FP Tech; (ii) 40,000 shares of common stock issuable upon conversion of a senior secured convertible note due January 2009, which was acquired from Plexus Fund Limited by FP Tech; and (iii) 60,714 shares of common stock issuable upon the exercise of a warrant to purchase common stock, which was acquired from Plexus Fund Limited by FP Tech. Because (i) Audrey Spangenberg, in her role as the managing member of AFG and the sole manager of FP Tech, controls FP Tech’s voting and investment decisions, (ii) Plutus, in its role as the sole member of FP Tech, controls FP Tech’s voting and investment decisions, (iii) Erich Spangenberg, in his role as the manger of Plutus, controls FP Tech’s voting and investment decisions, (iv) AFG, as the sole member of Plutus, the sole member of FP Tech, controls FP Tech’s voting and investment decisions, and (v) Christian Spangenberg is an owner of AFG, Audrey Spangenberg , Plutus, Erich Spangenberg, AFG and Christian Spangenberg may be deemed to have beneficial ownership of the shares owned of record by FP Tech.
          NMPP, Inc. owns 336,563 shares of common stock of the Issuer, representing 4% of the issued and outstanding shares of the common stock of the Issuer. Because Erich Spangenberg, as the president, sole director and shareholder of NMPP, Inc., controls its voting and investment decisions, Mr. Spangenberg may be deemed to have beneficial ownership of the shares owned of record by NMPP, Inc.
     All ownership percentages are based on 8,349,239 shares of common stock the Issuer outstanding as of February 14, 2008, as reported in the Issuer’s 10-QSB for the period ended December 31, 2007, filed with the Securities and Exchange Commission on February 15, 2008.
     (b) See Item 5(a), and with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.
     (c) On April 17, 2008, FP Tech consummated a transaction pursuant to an Assignment Agreement, a copy of which is attached hereto as Exhibit 5, by and between FP Tech and Plexus Fund Limited (“Plexus”), whereby Plexus assigned the following securities to FP Tech for an aggregate $250,000 in cash: (i) 81,250 shares of common stock; (ii) a warrant to purchase 60,714 shares of common stock; (iii) a senior secured convertible note due 2009, in the aggregate principal amount of $280,000, convertible into 40,000 shares of common stock at a conversion price of $7.00 per share; and (iv) a senior secured subordinated note due 2008, in the aggregate principal amount of $168,875. No allocation was made with respect to the respective price paid for the individual components of the acquired securities.
     (d) Not Applicable
     (e) Not Applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1
Joint Filing Agreement dated January 11, 2008 among NMPP, Inc., FP Tech Holdings, LLC, Plutus IP, LLC, Acclaim Financial Group, LLC, Audrey Spangenberg, Christian Spangenberg and Erich Spangenberg (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D by FP Tech Holdings, LLC, filed with the Commission on January 11, 2008).

2
Stock Purchase Agreement, dated as of January 3, 2008, by and among FP Tech Holdings, LLC and Sellers, listed therein (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D by FP Tech Holdings, LLC, filed with the Commission on January 11, 2008).

3
Note, dated as of January 3, 2008, by and among FP Tech Holdings, LLC and Sellers, listed therein (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D by FP Tech Holdings, LLC, filed with the Commission on January 11, 2008).

4
Security Agreement, dated as of January 3, 2008, by and among FP Tech Holdings, LLC and Sellers, listed therein (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D by FP Tech Holdings, LLC, filed with the Commission on January 11, 2008).

5	Assignment Agreement, by and between FP Tech Holdings, LLC and Plexus Fund Limited.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 24, 2008

FP Tech Holdings, LLC
By:	/s/ Audrey Spangenberg
Name:	Audrey Spangenberg
Title:	Manager

Audrey Spangenberg
/s/ Audrey Spangenberg
Name:	Audrey Spangenberg

Christian Spangenberg
/s/ Audrey Spangenberg
By:	Audrey Spangenberg, as parent on behalf of Christian Spangenberg

Acclaim Financial Group, LLC
By:	/s/ Audrey Spangenberg
Name:	Audrey Spangenberg
Title:	Managing Member

Erich Spangenberg
/s/ Erich Spangenberg
Name:	Erich Spangenberg

NMPP, Inc.
By:	/s/ Erich Spangenberg
Name:	Erich Spangenberg
Title:	President

TechDev Holdings, LLC (f/k/a Plutus IP, LLC)
By:	/s/ Erich Spangenberg
Name:	Erich Spangenberg
Title:	Manager